Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(in millions)	2010	2009
Fixed Charges:
Interest expense[1]	$378	$352
Interest capitalized	9	10
One-third of rents[2]	72	69

Total fixed charges	$459	$431

Earnings:
Income before income taxes	$3,085	$2,535

Fixed charges per above	459	431
Less: capitalized interest	(9)	(10)

	450	421

Amortization of interest capitalized	8	5

Total earnings	$3,543	$2,961

Ratio of earnings to fixed charges	7.72	6.87

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $15 million and $11 million for the six months ended June 30, 2010 and 2009, respectively. The ratio of earnings to fixed charges would have been 7.98 and 7.05 for the six months ended June 30, 2010 and 2009, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.